Exhibit 99.3

Ascentage Pharma Releases Latest Clinical Data from Multiple
Trials at ASCO 2026

ROCKVILLE, MD and SUZHOU, China, May 21, 2026 — Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855), a global, commercial-stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer, today announced that six abstracts from its clinical studies, selected for presentation at the 2026 American Society of Clinical Oncology (ASCO) Annual Meeting, are now available on ASCO’s official website. Three of the six studies have been selected for rapid oral presentations, and three as poster presentations. These abstracts report data from ongoing studies evaluating the company’s three lead drug candidates, including BCR-ABL inhibitor olverembatinib(HQP1351); Bcl-2 inhibitor lisaftoclax (APG-2575); and MDM2-p53 inhibitor alrizomadlin (APG-115).

This year’s ASCO Annual Meeting will take place in person at McCormick Place in Chicago, IL, and online, May 29 – June 2, 2026. The ASCO Annual Meeting showcases cutting-edge research in clinical oncology and advanced cancer therapies and is the world’s largest gathering in the clinical oncology community.

The key clinical results from Ascentage Pharma’s abstracts selected for the 2026 ASCO Annual Meeting are as follows:

Rapid Oral Presentations

Olverembatinib (HQP1351) combined with blinatumomab in patients with lymphoid blast phase chronic myeloid leukemia (CML-LBP) or Philadelphia chromosome-positive B-cell precursor acute lymphoblastic leukemia (Ph+ BCP-ALL)

Abstract #: 6513

Session Title: Hematologic Malignancies—Leukemia, Myelodysplastic Syndromes, and Allotransplant

Date and Time: May 30, 2026, 1:51 - 1:57 p.m., Central Time (May 31, 2026, 2:51 - 2:57 a.m., Beijing Time)

First Author: Elias Jabbour, MD, Department of Leukemia, The University of Texas MD Anderson Cancer Center, Houston, TX

Highlights:

●	This multicenter, open-label phase Ib study evaluated the combination of olverembatinib and blinatumomab in patients with relapsed/refractory (R/R) Ph+ BCP-ALL or CML-LBP.

●	Among five patients with measurable residual disease (MRD) positivity and no complete response (CR) at study entry, four achieved CR, and two achieved MRD negativity, with an overall manageable safety profile.

●	This study provides initial clinical evidence supporting the feasibility of combining olverembatinib with immunotherapy in patients with CML-LBP and R/R Ph+ BCP-ALL in an international patient population.

Updated efficacy and safety of olverembatinib (HQP1351) as second-line therapy in patients with chronic-phase chronic myeloid leukemia (CP-CML)

Abstract #: 6510

Session Title: Hematologic Malignancies—Leukemia, Myelodysplastic Syndromes, and Allotransplant

Date and Time: May 30, 2026, 1:21 – 1:27 p.m., Central Time (May 31, 2026, 2:21 – 2:27 a.m., Beijing Time)

First Author: Weiming Li, MD, Department of Hematology, Union Hospital, Tongji Medical College, Huazhong University of Science and Technology, Wuhan, China

Highlights:

●	This is a single-arm, multicenter, open-label study conducted in China, evaluating the efficacy and safety of olverembatinib as a second-line therapy in patients with CP-CML.

●	Among 42 evaluable patients, at cycle 24, the complete cytogenetic response (CCyR) rate reached 91.3%, and the major molecular response (MMR) rate reached 60.9%. Among 32 patients who failed first-line second-generation TKIs, 81.3% achieved CCyR and 50% achieved MMR, with a favorable safety profile.

●	Olverembatinib shows good tolerability and leads to high MMR and CCyR in patients with CP- CML without T315I mutation that is resistant/intolerant to first-line TKls.

Alrizomadlin (APG-115) alone or in combination with lisaftoclax (APG-2575) for the treatment of pediatric patients with relapsed/metastatic rhabdomyosarcoma (RMS) or other soft-tissue sarcomas (STSs)

Abstract #: 10012

Session Title: Pediatric Oncology II

Date and Time: May 30, 2026, 8:00 - 8:06a.m., Central Time (May 30, 2026, 9:00 -9:06 p.m., Beijing Time)

First Author: Yizhuo Zhang, MD, Department of Pediatric Oncology, Sun Yat-sen University Cancer Center, State Key Laboratory of Oncology in South China, Collaborative Innovation Center for Cancer Medicine, Guangzhou, China

Highlights:

●	This is a multicenter clinical trial conducted in China, evaluating the safety and preliminary efficacy of alrizomadlin (APG-115) as monotherapy or in combination with lisaftoclax (APG-2575) in heavily pretreated pediatric patients with neuroblastoma (NB), as well as relapsed/metastatic rhabdomyosarcoma (RMS), Ewing sarcoma (EWS), and other soft-tissue sarcomas (STSs).

●	Results showed that no dose-limiting toxicities (DLT) were observed in either monotherapy or combination groups. Adverse events were mainly gastrointestinal and hematologic, with few serious adverse events, and no treatment-related deaths or discontinuations. In terms of clinical benefit, one patient with refractory RMS in the monotherapy group achieved CR; in the combination group, the objective response rate (ORR) was 30% and the disease control rate (DCR) was 80%.

●	This regimen demonstrated a manageable safety profile and preliminary antitumor activity in pediatric solid tumors, warranting further investigation.

Poster Presentations

Updated clinical and translational results of olverembatinib (HQP1351) in patients with succinate dehydrogenase (SDH)-deficient tumors

Abstract #: 11539

Session Title: Sarcoma

Date and Time: June 1, 2026, 1:30 - 4:30 p.m., Central Time (June 2, 2026, 2:30 - 5:30 a.m., Beijing Time)

First Author: Haibo Qiu, MD, PhD, Sun Yat-sen University Cancer Center; State Key Laboratory of Oncology in South China Collaborative Innovation Center for Cancer Medicine, Sun Yat-sen University Cancer Center, Guangzhou, China

Highlights:

●	This study in SDH-deficient tumors evaluated the efficacy of olverembatinib in patients with SDH-deficient gastrointestinal stromal tumors (GIST) and paraganglioma.

●	Among 26 patients with SDH-deficient GIST, 6（23.1%）pts experienced PR as best response, with a median progression-free survival (PFS) of 25.7 months; among 6 patients with SDH-deficient paraganglioma, best responses were observed in 4 patients, with SD lasting≥4 cycles(CBR, 66.7%) and a median PFS of 8.25 months.

●	This study, for the first time, revealed that olverembatinib inhibits fatty acid-promoted tumor cell migration by targeting the p38-CD36 pathway, providing a further insight on the mechanism of action of olverembatinib in SDH-deficient tumors.

A phase 3 study of olverembatinib (HQP1351) in patients with chronic-phase chronic myeloid leukemia: POLARIS-2 trial in progress

Abstract #: TPS6608

Session Title: Hematologic Malignancies—Leukemia, Myelodysplastic Syndromes, and Allotransplant

Date and Time: June 1, 2026, 9:00 a.m. - 12:00 p.m., Central Time (June 1, 2026, 10:00 p.m. -Tuesday June 2, 2026, 1:00 a.m., Beijing Time)

First Author: Elias Jabbour, MD, Department of Leukemia, The University of Texas MD Anderson Cancer Center, Houston, TX

Highlights:

●	This FDA and EMA-cleared, global Phase III registrational clinical trial (POLARIS-2) is evaluating olverembatinib in patients with chronic-phase CML

●	The study includes two independent cohorts. In Part A, patients with chronic-phase CML who have received at least two prior TKIs are randomized in a 2:1 ratio to receive olverembatinib or bosutinib; Part B is a single-arm study evaluating olverembatinib in patients harboring the T315I mutation. The primary endpoint for both parts is the MMR rate at or by 24 weeks.

A global multicenter, open-label, randomized, phase 3 registrational study of lisaftoclax (APG-2575) in previously treated chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL): GLORA trial in progress

Abstract #: TPS7101

Session Title: Hematologic Malignancies—Lymphoma and Chronic Lymphocytic Leukemia

Date and Time: June 1, 2026, 9:00 a.m. - 12:00 p.m., Central Time (June 1, 2026, 10:00 p.m. -Tuesday June 2, 2026, 1:00 a.m., Beijing Time)

First Author: Matthew Steven Davids, MD, Dana-Farber Cancer Institute

Highlights:

●	GLORA is a global, multicenter, open-label phase 3 registrational study.

●	The aim of the study is to evaluate the efficacy and safety of lisaftoclax in combination with a BTK inhibitor in patients with CLL/SLL. Eligible patients have CLL/SLL and, after 12 months of BTKi monotherapy, have achieved neither complete response (CR) nor progressive disease (PD). The study plans to enroll approximately 440 patients across 126 centers in 18 countries and is currently enrolling.

*	Olverembatinib, lisaftoclax and alrizomadlin are currently under investigation and have not yet been approved by the FDA in the US.

About Ascentage Pharma

Ascentage Pharma Group International (NASDAQ: AAPG; HKEX: 6855) (“Ascentage Pharma” or the “Company”) is a global, commercial stage, integrated biopharmaceutical company engaged in the discovery, development and commercialization of novel, differentiated therapies to address unmet medical needs in cancer. The Company has built a rich pipeline of innovative drug products and candidates that include inhibitors targeting key proteins in the apoptotic pathway, such as Bcl-2 and MDM2-p53, next-generation kinase inhibitors, and protein degraders.

The Company’s first approved product, olverembatinib, is the first novel third-generation BCR-ABL1 inhibitor approved in China for the treatment of patients with CML in chronic phase (CML-CP) with T315I mutations, CML in accelerated phase (CML-AP) with T315I mutations, and CML-CP that is resistant or intolerant to first and second-generation TKIs. It is covered by the China National Reimbursement Drug List (NRDL). Ascentage Pharma is currently conducting an FDA-cleared registrational Phase III trial, called POLARIS-2, of olverembatinib for CML, as well as registrational Phase III trials for patients with newly diagnosed Ph+ ALL, called POLARIS-1, and SDH-deficient GIST patients, called POLARIS-3.

The Company’s second approved product, lisaftoclax, is a novel Bcl-2 inhibitor for the treatment of various hematologic malignancies. lisaftoclax has been approved by China’s National Medical Products Administration (NMPA) for the treatment of adult patients with chronic lymphocytic leukemia/small lymphocytic lymphoma (CLL/SLL) who have previously received at least one systemic therapy including Bruton’s tyrosine kinase (BTK) inhibitors. The Company is currently conducting four global registrational Phase III trials: the FDA-cleared GLORA study of lisaftoclax in combination with BTK inhibitors in patients with CLL/SLL previously treated with BTK inhibitors for more than 12 months with suboptimal response; the GLORA-2 study in patients with newly diagnosed CLL/SLL; the GLORA-3 study in newly diagnosed, elderly and unfit patients with AML; and the FDA-cleared GLORA-4 study in patients with newly diagnosed higher risk MDS.

Leveraging its robust R&D capabilities, Ascentage Pharma has built a portfolio of global intellectual property rights and entered into global partnerships and other relationships with numerous leading biotechnology and pharmaceutical companies, such as Takeda, AstraZeneca, Merck, Pfizer, and Innovent, in addition to research and development relationships with leading research institutions, such as Dana-Farber Cancer Institute, Mayo Clinic, National Cancer Institute and the University of Michigan. For more information, visit https://ascentage.com/

Cautionary Note Regarding Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, contained in this press release may be forward-looking statements, including statements that express Ascentage Pharma’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results of operations or financial condition. These forward-looking statements are subject to a number of risks and uncertainties as discussed in Ascentage Pharma’s filings with the SEC, including those set forth in the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements” in its Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on April 29, 2026, the sections headed “Forward-looking Statements” and “Risks Factors” in the prospectus of the Company for its Hong Kong initial public offering dated October 16, 2019, and other filings with the SEC and/or The Stock Exchange of Hong Kong Limited where the Company’s ordinary shares are listed it has made or it makes from time to time that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements contained in this presentation do not constitute profit forecast by the Company’s management.

As a result of these factors, you should not rely on these forward-looking statements as predictions of future events. The forward-looking statements contained in this press release are based on Ascentage Pharma’s current expectations and beliefs concerning future developments and their potential effects and speak only as of the date of such statements. Ascentage Pharma does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations:

Stella Yang
Ascentage Pharma
IR@ascentage.com
+1 (301) 792-6286

Stephanie Carrington
ICR Healthcare
AscentageIR@icrhealthcare.com
+1 (646) 277-1282

Media Relations:

Sean Leous
ICR Healthcare
AscentagePR@icrhealthcare.com
+1 (646) 866-4012